FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190 Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Teva Pharmaceutical Industries Ltd.	Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED (Registrant) By: /s/ Eyal Desheh —————————————— Eyal Desheh Chief Financial Officer

Date: November 3, 2009

Web Site: www.tevapharm.com

Contact:	Elana Holzman	Teva Pharmaceutical Industries Ltd.	972 (3) 926-7554
	Kevin Mannix	Teva North America	(215) 591-8912

For Immediate Release

TEVA REPORTS THIRD QUARTER 2009 RESULTS

– Record Sales, Non-GAAP Net Income and Non-GAAP EPS –

– Cash Flow from Operations Exceeds $1 Billion –

Jerusalem, Israel, November 3, 2009 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported results for the quarter ended September 30, 2009.

Third Quarter Highlights:

—	Net sales of $3.55 billion, up 25% compared to the third quarter of 2008.

—	Non-GAAP net income of $806 million, up 28% compared with the third quarter of 2008. GAAP net income totaled $649 million compared with $631 million in the comparable quarter in 2008.

—	Non-GAAP diluted EPS of $0.89, up 16% compared with the third quarter of 2008. GAAP diluted EPS totaled $0.72, compared with $0.77 in the comparable quarter in 2008.

—	Non-GAAP operating income of $997 million, up 42% compared to the third quarter of 2008. GAAP operating income totaled $753 million, compared with $622 million in the comparable quarter in 2008.

—	Record global in-market sales of Copaxone® of $776 million, up 38% compared to the third quarter of 2008. Copaxone® continues to be the leading MS therapy in the U.S. and globally.

—	Record quarterly cash flow from operations of $1,025 million.

“This was another very strong quarter for Teva, with record-breaking financial results across the board,” commented Shlomo Yanai, Teva’s President and Chief Executive Officer. “In fact, for the first time, we crossed the billion dollar mark in quarterly cash flow from operations. All of our business units and geographies continued to grow during the quarter, with especially strong sales of Copaxone®, which continued to strengthen its position as the world’s leading therapy for the treatment of multiple sclerosis, and of ProAir™, the leading Albuterol inhaler in the U.S.”

Mr. Yanai continued: “This is the time of year when we develop our workplan and update our strategy for the next few years. The process this year is an especially inspiring one, as the more closely we analyze the opportunities ahead, the more excited we become about Teva’s future – which, in both the near and long-term, looks very bright.”

Web Site: www.tevapharm.com

Net sales for the quarter increased 25% to $3,550 million, compared to $2,842 million in the third quarter of 2008. The acquisition of Barr contributed to the growth in sales in all of Teva’s geographies, particularly in the U.S., Russia, Poland, Germany, and Croatia.

Exchange rate differences negatively impacted sales in the third quarter of 2009 by approximately $160 million, or 6%, as compared to the third quarter of 2008. The negative impact on sales resulted primarily from the strengthening of the U.S. Dollar relative to the Hungarian Forint, Russian Ruble, Euro, British Pound, Polish Zloty and Israeli Shekel in the third quarter of 2009 compared with the comparable quarter in 2008. Foreign currency differences between the third quarter of 2009 and the third quarter of 2008 adversely affected operating profit by approximately $25 million. The negative impact on operating profit resulted primarily from the strengthening of the U.S. Dollar relative to the Russian Ruble, British Pound and Polish Zloty, where we have higher sales than expenses, partially offset by modest devaluation of the Israeli Shekel against the U.S. Dollar, where we have higher expenses than sales.

Non-GAAP net income for the third quarter of 2009 totaled $806 million, an increase of 28%, while non-GAAP diluted earnings per share were $0.89, an increase of 16% compared to the comparable quarter in 2008. The share count used for the fully diluted earnings per share for the third quarter of 2009 increased by approximately 78 million shares compared to that of the third quarter of 2008 due, primarily, to the shares issued in connection with the acquisition of Barr. On a U.S. GAAP basis, net income for the third quarter totaled $649 million compared with $631 million in the third quarter of 2008, while diluted earnings per share were $0.72, compared with $0.77 in the third quarter of 2008.

Non-GAAP net income and non-GAAP EPS for the third quarter of 2009 are adjusted to exclude the following items:

—	Amortization of purchased intangible assets and inventory step up of $147 million;

—	Restructuring charges of $47 million;

—	Impairment of assets of $37 million;

—	Legal settlements of $13 million; and

—	A related tax benefit of $87 million.

Teva believes that excluding these items facilitates investors’ understanding of the trends in the Company’s underlying business. In the third quarter of 2008, non-GAAP net income and non-GAAP EPS excluded a settlement payment from an institution in connection with our auction rate securities portfolio, offset by amortization of purchased intangible assets, acquisition of in process R&D, impairment of financial assets, inventory step-up, and a related tax effect. See the attached table for a reconciliation of U.S. GAAP reported results to the adjusted non-GAAP figures.

Non-GAAP operating income (which excludes the amortization of purchased intangible assets and inventory step up, restructuring charges, impairment of assets and legal settlements, as detailed above) increased 42% to $997 million, compared with the third quarter of 2008. On a U.S. GAAP basis, operating income totaled $753 million, up 21% compared with the third quarter last year.

Web Site: www.tevapharm.com

Pharmaceutical sales in North America for the third quarter reached $2,164 million, accounting for 63% of total pharmaceutical sales and representing an increase of 34% compared with the third quarter of last year. Quarterly sales benefited from the launch of generic versions of Ortho Tri-Cyclen® Lo (norgestimate/ethinyl estradiol) and Eloxatin® (oxaliplatin) in the quarter, as well as continued strong sales of generic versions of Lotrel® (amlodipine benazapril), Adderall XR® (amphetamine salts), Yasmin® (drospirenone and ethinyl estradiol), and Protonix® (pantoprazole) launched in previous quarters. The quarter’s sales also reflected continued strong sales of Copaxone® and ProAir™.

As of October 23, 2009, Teva had 210 product applications awaiting final FDA approval, including 40 tentative approvals. Collectively, the brand products covered by these applications had annual U.S. sales of over $113 billion. Of these applications, 136 were “Paragraph IV” applications challenging patents of branded products. Teva believes it is the first to file on 83 of the 136 applications, relating to products with annual U.S. branded sales exceeding $54 billion.

Pharmaceutical sales in Europe in the third quarter of 2009 totaled $787 million, accounting for 23% of total pharmaceutical sales, and representing an increase of 15% compared with the third quarter of last year. In local currencies, sales in Europe grew 28% compared with the third quarter of 2008. The 28% growth in sales in local currencies was mostly attributable to strong generic sales in Germany, Spain and Poland.

Since the beginning of the year, Teva has received 880 generic approvals in Europe relating to 149 compounds in 313 formulations, including 7 EMEA approvals valid in all EU member states. In addition, as of September 30, 2009, Teva had 3,058 marketing authorization applications pending approval in 30 European countries, relating to 242 compounds in 508 formulations, including 14 applications pending with the EMEA.

International pharmaceutical sales in the third quarter of 2009 totaled $463 million, accounting for 14% of total pharmaceutical sales and representing an increase of 17% compared to the third quarter of 2008. In local currencies, international sales grew 33% compared with the third quarter of 2008. The 33% sales growth in international markets in local currencies was driven by increased sales in Russia, Croatia and Israel as well as in certain countries in Latin America.

Copaxone® continued to lead as the number one MS therapy in the U.S. and globally, with approximately 30% market share. Record in-market sales reached $776 million in the third quarter of 2009, an increase of 38% over the third quarter of 2008. In the U.S., in-market sales increased 53% to reach $540 million compared to the third quarter of 2008. In-market sales outside the U.S. totaled $236 million, up 12% compared to the third quarter of 2008. In local currencies, in-market sales of Copaxone® outside the U.S. grew 23%.

Global in-market sales of Azilect® reached $64 million in the quarter, a 39% increase over the comparable period in 2008. In local currencies, global in-market sales of Azilect® grew 45%. In the third quarter of 2009, Azilect® continued to increase its market share in the major European markets and the U.S.

Teva’s global respiratory business reached sales of $243 million, up 37% compared to $177 million in the third quarter of 2008. The increase is attributable primarily to strong ProAir™ sales in the U.S. Teva’s respiratory sales in the U.S. totaled $166 million, up 66% compared to the comparable quarter in 2008. In the third quarter, Teva maintained its market leadership position with a 56% market share in the SABA (short acting beta agonist) market in the U.S.

Web Site: www.tevapharm.com

Teva’s women’s health business, which was acquired as part of the Barr acquisition, reached sales of $103 million, an increase of 10% from $94 million sold by Barr in the comparable quarter in 2008. The increase in sales is attributable primarily to an increase in the sales of Plan B®. These sales figures represent proprietary women’s health products only and are different from the figures previously reported by Barr as its proprietary sales.

API sales to third parties totaled $136 million in the third quarter, down $12 million compared to the comparable quarter last year.

Non-GAAP gross profit margin reached 58.2% in the third quarter of 2009, compared to the 54.0% non-GAAP gross profit margin recorded in the comparable quarter of 2008. The improvement in non-GAAP gross profit margins reflects higher contributions as a percentage of sales of innovative and branded products, including Copaxone®, ProAir™, Azilect® and women’s health products, as well as improved gross margins of the U.S. generics base business. GAAP gross profit margin increased to 54.3% in the third quarter of 2009, compared with GAAP gross profit of 52.5% in the comparable quarter of 2008.

Net Research & Development (R&D) expenditures totaled $195 million, or 5.5% of sales, compared to $194 million recorded in the third quarter of 2008, or 6.8% of sales. During the quarter, TL Biopharmaceuticals AG, Teva’s joint venture with Lonza Group Ltd., reimbursed Teva $8 million for certain R&D expenses. Teva continues to invest in R&D in accordance with its strategic plan to double generic R&D output from its 2007 level by 2012, as well as to expand R&D activity in biogenerics and its innovative and branded franchises.

Selling and Marketing (S&M) expenditures (excluding amortization of purchased intangible assets) totaled $662 million, or 18.6% of sales, for the third quarter, compared to $485 million, or 17.1% of sales, in the comparable quarter of 2008. The increase in S&M expenses is attributable to two main factors: the addition of Barr’s business which is characterized by higher S&M expenses; and higher royalty payments resulting from higher Copaxone® revenues.

General and Administrative (G&A) expenditures totaled $212 million, or 6.0% of sales, for the third quarter, compared with $156 million, or 5.5% of sales, in the comparable quarter of 2008.

The non-GAAP tax expense provided for in the third quarter is $136 million, compared with $52 million in the third quarter of 2008. Teva’s current estimate of the annual tax rate for 2009 is 16% compared to a rate of 10% of pre-tax non-GAAP income for 2008. The increase in tax rate from 2008 to 2009 results primarily from the consolidation of Barr’s results. On a GAAP basis, the annual tax rate is estimated to be approximately 10%.

Cash flow generated from operating activities during the third quarter of 2009 was $1,025 million, compared to $710 million in the comparable quarter in 2008. Free cash flow – excluding net capital expenditures (of $195 million) and dividends (of $126 million) – reached $704 million. Cash and marketable securities as of September 30, 2009 were $2.0 billion. During the quarter, Teva used approximately $800 million to reduce, primarily, short term debt. This amount includes the remaining balance of the bridge financing incurred in connection with the acquisition of Barr.

Shareholders equity on September 30, 2009 amounted to $19.3 billion, an increase of $2.9 billion compared to $16.4 billion as of December 31, 2008. The increase in shareholders equity is attributable to net income of $1.6 billion recorded in the first nine months of 2009, the conversion of $887 million of convertible debt ($719 million in the second quarter and an additional $168 million in the current quarter), and a positive adjustment of $603 million recorded in connection with the translation of non-U.S. Dollar net assets, offset mainly by dividends paid in the amount of $387 million.

Web Site: www.tevapharm.com

For the third quarter of 2009, the weighted average share count for the fully diluted earnings per share calculation was 915 million shares on both a GAAP and non-GAAP basis. As of September 30, 2009, Teva’s share count going forward for the fully diluted share calculation is estimated at 916 million shares, while the share count for calculating Teva’s market capitalization is approximately 886 million shares.

Dividend

The Board of Directors, at its meeting on November 2, 2009, declared a cash dividend for the third quarter of 2009 of NIS 0.60 (approximately 15.9 cents according to the rate of exchange on November 2, 2009) per share.

The record date will be November 11, 2009, and the payment date will be November 26, 2009. Tax will be withheld at a rate of 20%.

Conference Call

Teva will host a conference call to discuss the Company’s third quarter results, on Tuesday, November 3, 2009 at 8:30 a.m. ET. The call will be webcast and can be accessed through the Company’s website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company’s website. A replay of the call will also be available until November 10, 2009, at 11:59 p.m. ET, by calling 201-612-7415 outside the United States or 877-660-6853 in the United States. The pass code to access the replay is: Account # 3055 and Conference ID# 335185.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world’s leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva’s sales are in North America and Europe.

Web Site: www.tevapharm.com

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Eloxatin®, the current economic conditions, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the effects of competition on our innovative products, especially Copaxone® sales, dependence on the effectiveness of our patents and other protections for innovative products, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, our ability to successfully identify, consummate and integrate acquisitions, the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the intensified scrutiny by the U.S. government, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, environmental risks, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Teva Pharmaceutical Industries Limited

Consolidated Statements of Income
(Unaudited, U.S. Dollars in millions, except earnings per share)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2009	2008	2009	2008

NET SALES		3,550	2,842	10,097	8,237
COST OF SALES (a)		1,622	1,350	4,829	3,868

GROSS PROFIT		1,928	1,492	5,268	4,369
RESEARCH AND DEVELOPMENT EXPENSES - net		195	194	583	571
SELLING AND MARKETING EXPENSES (b)		671	492	1,924	1,344
GENERAL AND ADMINISTRATIVE EXPENSES		212	156	605	487
ACQUISITION OF R&D IN PROCESS		-	28	-	410
LEGAL SETTLEMENTS, IMPAIRMENT AND RESTRUCTURING EXPENSES		97	-	163	-

OPERATING INCOME		753	622	1,993	1,557
FINANCIAL EXPENSES (income) - net		52	*(57)	176	*43

INCOME BEFORE INCOME TAXES		701	679	1,817	1,514
PROVISION FOR INCOME TAXES (c)		49	47	172	*207

		652	632	1,645	1,307
SHARE IN LOSSES OF ASSOCIATED COMPANIES - net		2	**	21	**

NET INCOME		650	632	1,624	1,307
ATTRIBUTABLE TO NON-CONTROLLING INTERESTS		1	1	3	4

NET INCOME ATTRIBUTABLE TO TEVA		649	631	1,621	1,303

EARNINGS PER SHARE:	Basic ($)	0.73	0.81	1.87	1.67

	Diluted ($)	0.72	0.77	1.81	1.59

WEIGHTED AVERAGE NUMBER OF SHARES:	Basic	884	782	867	779

	Diluted	915	837	896	821

NON-GAAP NET INCOME ATTRIBUTABLE TO TEVA:***		806	630	2,182	1,831

NON-GAAP EARNINGS PER SHARE:	Basic ($)	0.91	0.81	2.52	2.35

	Diluted ($)	0.89	0.77	2.43	2.23

WEIGHTED AVERAGE NUMBER OF SHARES:	Basic	884	782	867	779

	Diluted	915	837	912	837

***	See reconciliation attached.

(a)	Cost of Sales includes $137 million and $38 million of amortization of purchased intangible assets and $1 million and $5 million of inventory step-up in the three months ended September 30, 2009 and 2008, respectively.
(b)	Selling and Marketing Expenses includes $9 million and $7 million of amortization of purchased intangible assets in the three months ended September 30, 2009 and 2008, respectively.
(c)	Provision for Income Taxes includes $(87) million and $(5) million of related tax effect of non-GAAP charges in the three months ended September 30, 2009 and 2008, respectively.
*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement).
**	Represents an amount of less than $0.5 million.

Teva Pharmaceutical Industries Limited

Condensed Balance Sheets
(Unaudited, U.S. Dollars in millions)

	September 30,	December 31,
	2009	2008

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,598	1,854
Short-term investments	180	53
Accounts receivable	4,689	4,653
Inventories	3,449	3,396
Prepaid expenses and other current assets	1,543	1,470

TOTAL CURRENT ASSETS	11,459	11,426
LONG-TERM INVESTMENTS AND RECEIVABLES	484	425
PROPERTY , PLANT AND EQUIPMENT, NET	3,861	3,699
IDENTIFIABLE INTANGIBLE ASSETS - net	4,232	4,581
GOODWILL	12,725	12,297
OTHER ASSETS, DEFERRED TAXES AND DEFERRED CHARGES	534	*492

TOTAL ASSETS	33,295	32,920

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term debt	1,476	2,906
Sales reserves and allowances	2,733	2,708
Accounts payable	2,189	2,244
Other current liabilities	836	623

TOTAL CURRENT LIABILITIES	7,234	8,481
LONG-TERM LIABILITIES:
Deferred income taxes	1,591	1,723
Other taxes and long term payables	669	621
Employee related obligations	198	182
Senior notes and loans	3,470	3,654
Convertible senior debentures	832	*1,821

TOTAL LONG-TERM LIABILITIES	6,760	8,001
SHAREHOLDERS' EQUITY:
Teva shareholders' equity	19,264	*16,378
Non-controlling interest	37	60

TOTAL SHAREHOLDERS' EQUITY	19,301	16,438

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	33,295	32,920

*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement).

Teva Pharmaceutical Industries Limited

Reconciliation between Reported and Non-GAAP Net Income
(Unaudited, U.S. Dollars in millions, except earnings per share)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2009	2008	2009	2008

REPORTED NET INCOME ATTRIBUTABLE TO TEVA		649	*631	1,621	*1,303
INVENTORY STEP-UP		1	5	297	5
ACQUISITION OF R&D IN PROCESS		-	28	-	410
AMORTIZATION OF PURCHASED INTANGIBLE ASSETS - UNDER COST OF SALES		137	38	326	117
AMORTIZATION OF PURCHASED INTANGIBLE ASSETS - UNDER SELLING AND MARKETING		9	7	25	21
LEGAL SETTLEMENTS		13	-	55	-
IMPAIRMENT OF ASSETS		37	-	39	-
RESTRUCTURING EXPENSES		47	-	69	-
SETTLEMENT WITH INSTITUTION - UNDER FINANCE EXPENSES		-	(100)	-	(100)
IMPAIRMENT OF FINANCIAL ASSETS - UNDER FINANCE EXPENSES		-	26	-	103
RELATED TAX EFFECT		(87)	(5)	(250)	(28)

NON-GAAP NET INCOME ATTRIBUTABLE TO TEVA		806	630	2,182	1,831

DILUTED EARNINGS PER SHARE:	REPORTED ($)	0.72	0.77	1.81	1.59

	Non-GAAP ($)	0.89	0.77	2.43	2.23

ADD BACK FOR DILUTED EARNING PER SHARE CALCULATION:
INTEREST EXPENSE ON CONVERTIBLE SENIOR DEBENTURES, AND ISSUANCE COSTS, NET OF TAX BENEFITS	REPORTED ($)	10	12	1	5

	Non-GAAP ($)	10	12	33	35

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES:	REPORTED ($)	915	837	896	821

	Non-GAAP ($)	915	837	912	837

*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement).

Teva Pharmaceutical Industries Limited

Reconciliation between Reported and Non-GAAP Operating Income
(Unaudited, U.S. Dollars in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

REPORTED OPERATING INCOME	753	622	1,993	1,557
INVENTORY STEP-UP	1	5	297	5
ACQUISITION OF R&D IN PROCESS	-	28	-	410
AMORTIZATION OF PURCHASED INTANGIBLE ASSETS - UNDER COST OF SALES	137	38	326	117
AMORTIZATION OF PURCHASED INTANGIBLE ASSETS - UNDER SELLING AND MARKETING	9	7	25	21
LEGAL SETTLEMENTS	13	-	55	-
IMPAIRMENT OF ASSETS	37	-	39	-
RESTRUCTURING EXPENSES	47	-	69	-

NON-GAAP OPERATING INCOME	997	700	2,804	2,110

Teva Pharmaceutical Industries Limited

Condensed Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

OPERATING ACTIVITIES:
NET INCOME	650	*632	1,624	*1,307

ACQUISITION OF R&D IN PROCESS	-	28	-	410
OTHER ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED FROM OPERATIONS	375	*50	792	*545

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,025	710	2,416	2,262

NET CASH USED IN INVESTING ACTIVITIES	(336)	(154)	(653)	(281)

NET CASH USED IN FINANCING ACTIVITIES	(897)	(84)	(2,052)	(605)

TRANSLATION DIFFERENCE ON CASH BALANCES OF CERTAIN SUBSIDIARIES	45	(102)	33	(10)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(163)	370	(256)	1,366

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,761	2,484	1,854	1,488

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,598	2,854	1,598	2,854

*	After giving retroactive effect to the adoption of an accounting pronouncement which requires issuers to account separately for the liability and equity components of convertible debt instruments that may be settled in cash (including partial cash settlement).

Teva Pharmaceutical Industries Limited

	Three Months Ended September 30,			% of Total 2009
	2009	2008	% Change
	(Unaudited, U.S Dollars in millions)
Sales by Geographical Areas

North America	2,228	1,680	33%	63%
Europe*	830	729	14%	23%
International	492	433	14%	14%

Total	3,550	2,842	25%	100%

Sales by Business Segments

Pharmaceutical Sales	3,414	2,694	27%	96%
API**	136	148	(8)%	4%

Total	3,550	2,842	25%	100%

Pharmaceutical Sales

North America	2,164	1,614	34%	63%
Europe*	787	685	15%	23%
International	463	395	17%	14%

Total	3,414	2,694	27%	100%

*	Includes EU member states, Switzerland & Norway.

**	Sales to third parties only.

Teva Pharmaceutical Industries Limited

	Nine Months Ended September 30,			% of Total 2009
	2009	2008	% Change
	(Unaudited, U.S Dollars in millions)
Sales by Geographical Areas

North America	6,261	4,686	34%	62%
Europe*	2,346	2,266	4%	23%
International	1,490	1,285	16%	15%

Total	10,097	8,237	23%	100%

Sales by Business Segments

Pharmaceutical Sales	9,668	7,780	24%	96%
API**	429	457	(6)%	4%

Total	10,097	8,237	23%	100%

Pharmaceutical Sales

North America	6,077	4,487	35%	63%
Europe*	2,211	2,114	5%	23%
International	1,380	1,179	17%	14%

Total	9,668	7,780	24%	100%

*	EU member states, Switzerland & Norway.

**	Sales to third parties only.